WINROCK INTERNATIONAL, INC.
                                C/O WILLIAM TAY
                                P.O. BOX 42198
                            PHILADELPHIA, PA 19101
                TEL/FAX: (917) 591-2648 * E-MAIL: WTAY@56K.NET


                                 July 28, 2009


VIA EDGAR TRANSMISSION

Attention: Nandini Acharya, Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:    Winrock International, Inc. (the "Company")
       Registration Statement on Form 10-12G, filed June 17, 2009
       File No. 000-53702

Dear Mr. Riedler:

The Company has filed its first amendment (Amendment) to its Form 10 Registration Statement on the EDGAR system. The changes are made in response to Staff comments. The paragraph numbers below correspond to the numbered comments in your July 14, 2009 Comment Letter, followed by our response to such comment.

Form 10-12G

General

   1. Please update the discussion throughout the document to the most recent date practicable.

Response: We have updated the discussion throughout the document to the date of the Amendment filing.

   2. Please note that your Form 10 will become effective by operation of law 60 days after the date filed pursuant to Section 12(g)(1) of the
       Securities Exchange Act of 1934. If you have not resolved all outstanding comments within this 60 day period, you should consider withdrawing the Form 10 prior to the end of the 60 day period and filing a new Form 10 that includes changes responsive to any outstanding comments. Additionally, please note that the effectiveness of your Form 10 will commence your reporting obligations as a registrant under
       Section 12(g) of the Securities Exchange Act of 1934.

Response:  The Staff's comment is noted.

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   3.  Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Response:  The Staff's comment is noted.

   4. You are encouraged to provide your Internet website address, if applicable.

Response:  We don't have an Internet website address.

   5.  Please insert page numbers in your next amendment of the filing.

Response:  We have added page numbers in the Amendment filing.

   6. Please file as exhibits any written agreements with William Tay related to the issuance of 31,340,000 shares of common stock to Mr. Tay, including any founder's stock purchase agreement or similar arrangement.

Response: We have filed as Exhibit 10.1 in the Amendment filing (in page 34), a copy of a Share Issuance Letter Agreement between Mr. Tay and Winrock International, Inc.

Item 1. Description of Business

Business of Issuer

   7. Please delete the second sentence of the second paragraph in this section which states your principal business objective will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. This sentence suggests that you currently have an active, income-generating business and therefore a choice between continuing to generate short-term earnings or pursuing a longer-term acquisition strategy.

Response:  We have deleted that sentence.

Potential Target Companies

   8. In this section, you disclosed that the analysis of new business opportunities will be undertaken "by or under the supervision of the officers and directors of the Company." As you only have one officer and director, Mr. Tay, please revise this statement to indicate that your sole officer and director, Mr. Tay, will evaluate acquisition candidates. Please similarly revise any other references to officers and directors throughout your filing. We also note that you refer in this section to acquisition candidates possibly desiring to retain one or more members of management. As there is only one member of management, please revise this statement to indicate that such acquisition candidates may desire to retain Mr. Tay. Please similarly revise other statements throughout the filing that refer to management in the plural form to refer directly to Mr. Tay.

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Response:  We have revised (in page 4 of this section,  2nd  full paragraph) to state that our sole officer and director, Mr. Tay, will be the person evaluating acquisition candidates, and also revised all references to "officers and directors" to Mr. Tay. We have also revised to state that acquisition candidates may desire to retain Mr. Tay instead of to "one or more members of management." In addition, we have disclosed that all references to our management are to Mr. Tay.

Reports to Security Holders

   9. The address of the SEC has changed to 100 F Street, N.E., Washington D.C. 20549. Please revise your disclosure regarding the SEC Public Reference Room accordingly.

Response: We have revised to correct the address of the SEC's Public Reference Room (in page 6 of the last paragraph).

Item 1A. Risk Factors

"There may be conflicts of interest between our management and our non-management stockholders"

   10. Please identify the other blank check companies your sole officer and director is involved with and any specific conflicts of interest.

Response: We have disclosed under a new risk factor (in page 7, 4th paragraph), the names of the other blank check companies and the possible conflicts of interest in that these companies may seek to take advantage of the same business opportunity.

   11. Explain your process for handling conflicts of interest given that you currently only have one director and officer.

Response: Under a new risk factor, as mentioned above (in page 7, 4th paragraph), we have disclosed that Mr. Tay will work to address conflicts of interest in a manner that does not have negative impact on us or our stockholders. We have also disclosed (in page 15, after the 4th paragraph) under a new subheading entitled "Conflicts of Interest," in "Item 5 - Directors and Executive Officers" section, how we and the other shell companies in which Mr. Tay is affiliated are presented with business opportunities.

"Our management intends to devote only a limited amount of time..."

   12. Please state how many hours Mr. Tay currently devotes to your company each week and identify his other business activities.

Response: We have disclosed (in page 8, 5th paragraph) that Mr. Tay currently devotes 10 hours per week to our affairs, and that he has outside business activities, mainly managing his own private investments.

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"We will de deemed a blank check company under Rule 419..."

   13. Please expand this risk factor to discuss your obligation under Rule 419 to file a post-effective amendment to your registration statement publicly offering securities if, during any period in which offers or sale are being made under such registration statement, a significant acquisition become probable.

Response: We have revised this section to expand the discussion of Rule 419 (in page 11 of the last paragraph).

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operation.

   14. We note that you "will be able to meet these costs through the use of funds in our treasury." Please clarify what is meant by this statement. We note that you have no cash on hand as of April 30, 2009.

Response: We have revised (in page 12, 2nd paragraph of this section) to state that we will be able to meet these costs with additional money contributed by our sole officer and director, Mr. Tay.

Item 4. Security Ownership of Certain Beneficial Owners and Management

   15. Please update the principal stockholders table to be as of the most recent practicable date and please state this date in your next amendment.

Response: We have updated (in pages 13 to 14) the principal stockholders table as of July 24, 2009, and have disclosed this date in the Amendment filing.

   16. Please delete the last sentence of this section which references "each of the shareholders named in this table" as you only have one shareholder.

Response:  We have deleted that sentence in the Amendment filing.

Item 5. Directors, Executive Officers, Promoters and Control Persons

   17. Please specify whether Mr. Tay was self-employed as a consultant during the past five years or, if he worked for another entity, please identify that entity and the dates of employment.

Response: We have revised this section (in page 14) to expand the biographical sketch of Mr. Tay for the past five years, to include companies and/or organizations in which he was involved with and the dates of employment.

   18. Please state the authorized number of directors of your company.

Response: We have disclosed in the Amendment filing (in page 15, 4th paragraph) that the authorized number of directors for the Company is currently

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one,  and  that  the  authorized number of directors may be either increased or decreased from time to time by resolutions of the board of directors, but shall never be less than one.

Item 7. Certain Relationships and Related Party Transactions, and Director Independence

   19. Please include the disclosure required under Item 404(b) regarding your policies and procedures for review, approval or ratification of related party transactions. Discuss your process for evaluating such transactions given that you currently have only one director and officer.

Response: We have disclosed (in page 16 of the 5th paragraph of this section) that we do not currently have any formal written policies or procedures for the review, approval, or ratification of any related party transaction, although we intend to adopt a related party transaction policy in the future.

   20. Please disclose the dollar amount of incorporation and organizational fees Mr. Tay paid on behalf of the company.

Response: We have disclosed (in page 16 of the 1st paragraph of this section) the dollar amount of the incorporation and organizational fees in the Amendment filing.

   21. Please revise the last sentence of the second paragraph of this section which states that the company will not have any expenses until the consummation of a transaction to clarify that the company will have expenses but that Mr. Tay will pay for such expenses in his personal capacity. Please revise your disclosure to clarify whether the company will pay or give any further compensation or consideration to Mr. Tay for advancing funds to pay for additional expenses as incurred. Please also state whether these arrangements regarding the future financing of the company are memorialized in any written document, agreement or contract. If so, please identify the written document, agreement or contract, briefly describe the material terms and file such document, agreement or contract as an exhibit to your filing pursuant to the requirements of Regulation S-K, Item 601(b)(10).

Response: We have revised to disclose (in page 16 of the 2nd paragraph of this section) that Mr. Tay has orally agreed to take responsibility for all expenses incurred by our company, without interest or further compensation or consideration, provided that he is an officer and director of our company when the obligation is incurred. There is no written agreement for this. We have also disclosed that we have expenses but Mr. Tay will pay for such expenses in his personal capacity.

Financial Statements

Notes to Financial Statements, page F-6

Note 4. Shareholder's Equity

   22. Please tell us and disclose how you determined the value of the 31 million shares issued to fund organizational start-up costs.

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Response:  We have  disclosed  that  upon  formation (in page 32 of Note 4), we issued 31,340,000 shares of common stock to our founding shareholder in exchange for incorporation fees of $89, annual resident agent fees in the State of Delaware for $50, and developing our business concept and plan valued at $2,995 to a total sum of $3,134.

Closing Comments

Response:   In  response  to  your  Closing  Comments,  we acknowledge  to  the
Commission that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.


                                 Respectfully yours,

                                 Winrock International, Inc.



                                 /s/ William Tay
                                 -----------------------------------------
                                 By: William Tay
                                 Title: President and Director








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